CONSENT OF WILLIAM E. ROSCOE

The undersigned hereby consents to:

(i)

the filing of the written disclosure regarding the technical report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012 (the “Technical Disclosure”), contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the AIF, the 6-K, the MIC, and the F-10.

(Signed) “William E. Roscoe”
William E. Roscoe, Ph.D., P.Eng.

Date: May 26, 2015